Exhibit 11

                          NIMBUS CD INTERNATIONAL, INC.
               COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK
                   For the Years Ended March 31, 1996 and 1995
                      (In thousands, except per share data)


                                                                      1996             1995
                                                                     -------          -------
Primary and fully diluted (A):

     Weighted average common shares outstanding                       13,894           13,805

         Net additional common shares issuable
         upon Exercise of dilutive warrants
         and stock options, determined by the
         treasury stock method using the estimated initial public offering price for options and warrants granted within one year prior to the Offering and Private
         Placement and the average market price
         for options and warrants outstanding in
         periods after the Offering 2,055 2,088

     Issuance of common shares by the Company
         in the Offering and Private Placement                         6,850            6,850
                                                                     -------          -------

                Pro forma common shares and equivalents               22,799           22,743
                                                                      ======          =======

     Net income - pro forma for the Offering and
         Private Placement                                           $12,040           $8,196
                                                                     =======          =======

Earnings per share - pro forma for the Offering and
     Private Placement                                               $  0.53          $  0.36
                                                                     =======         ========


(A) See Note 18 of Notes to Consolidated Financial Statements.